Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 15, 2023

FIRST QUARTER FINANCIAL STATEMENTS

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U), as required by applicable accounting rules, on January 1, 2023 adopted the new accounting standard for insurance contracts (“IFRS 17”) which brings considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance contracts. IFRS 17 will first be presented in the company’s consolidated financial reporting for the first quarter of 2023, which will include as well the following comparative restated consolidated financial information: an opening balance sheet as at January 1, 2022, a balance sheet as at December 31, 2022 and a statement of earnings for the first quarter of 2022.

Fairfax’s first quarter of 2023 consolidated financial statements will be released after the close of markets on Thursday, May 11.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946